As Filed Pursuant to Rule 424(b)(3)
                                                    Registration No. 333-33572




                 Prospectus Supplement No. 2 Dated May 25, 2000
                       to Prospectus Dated April 27, 2000,
                             as supplemented by the
                    Prospectus Supplement Dated May 15, 2000
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                        DIAMOND TRIUMPH AUTO GLASS, INC.
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                                Offer to Exchange
                 up to $100,000,000 9 1/4% Senior Notes due 2008
            for any and all outstanding 9 1/4% Senior Notes due 2008

     This Prospectus Supplement No. 2 (the "Second Supplement") supplements, and should be read in conjunction with, the Prospectus dated April 27, 2000 (the "Prospectus"), and the Prospectus Supplement dated May 15, 2000 (the "First Supplement"), issued by Diamond Triumph Auto Glass, Inc. ("Diamond") in connection with its offer to exchange up to $100,000,000 in aggregate principal amount of new 9 1/4% Senior Notes due 2008 for any and all of its outstanding 9 1/4% Senior Notes due 2008 (the "Old Notes").

      On May 22, 2000, Standard & Poor's Corp. announced that it lowered the rating of the Old Notes to single - `B' from single - `B' - plus. A copy of the press release issued by Standard & Poor's Corp. is attached to this Second Supplement as Exhibit A. Any information in the Prospectus or the First Supplement that is inconsistent with the information set forth in this Second Supplement is superseded by this Second Supplement.

                         -------------------------------

               The date of this Second Supplement is May 25, 2000
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                                                                       EXHIBIT A

                           Diamond Triumph Auto Glass
                 Ratings Lowered and Removed From CreditWatch
                   Lisa Jenkins, New York (1) 212-438-7697

NEW YORK (Standard & Poor's CreditWire) May 22, 2000 - Standard & Poor's today lowered its corporate credit and senior unsecured debt ratings for Diamond Triumph Auto Glass Inc. to single - `B' from single - `B' - plus. The ratings are removed from CreditWatch, where they were placed with negative implications on Nov. 30, 1999.

      The current rating outlook is negative.

      The rating actions reflect Diamond's weaker-than-expected financial performance over the past year and Standard & Poor's expectation that debt protection measures will remain below previously expected levels over the near-to-intermediate term.

      Diamond is one of the larger players in the highly fragmented North American automotive glass replacement and repair market. The automotive glass replacement industry is highly competitive. During the latter half of 1999, weak demand caused competitive pressures in the industry to intensify. This led to a dramatic decline in operating results for the year. Pre-depreciation operating margins (adjusted for operating leases) fell from 16.8% in 1998 to 11.7% and, on a net income basis, Diamond operated at a near break-even level.

      The decline in operating results is of particular concern given Diamond's high leverage. The company's aggressive capital structure reflects the recapitalization that Diamond completed in 1998. Adjusted debt to EBITDA, which had been expected to decline to the 4 times (x) area, has increased instead, and is presently about 6x. Adjusted funds from operations to debt is about 8%, compared with 13% in 1998. Although Diamond scaled back its growth initiatives as a result of its recent industry pressures, no significant reduction in debt leverage is expected over the next year or two due to continuing competitive pressures. Industry demand has increased somewhat in recent months. However, pricing pressures remain intense, and margins are expected to remain well below the level generated in 1998. While Diamond faces no significant near-term debt maturities, it does face a significant interest burden. Adjusted EBITDA interest coverage about 1.6x in 1999.

      OUTLOOK: NEGATIVE

      Difficult industry fundamentals are likely to preclude a significant improvement in operating results over the near term. Any deterioration in operating results could lead to further downgrades, Standard & Poor's said. -- CreditWire.